Filed by Apollo Tactical Income Fund Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Apollo Tactical Income Fund Inc.

Commission File No. 811-22591

File No. of Related Registration Statement: 333-275640

MidCap Financial Investment Corporation Announces Stockholder Approval

of the Proposal Related to the Proposed Mergers with Apollo Senior Floating Rate Fund Inc. (“AFT”) and Apollo Tactical Income Fund Inc. (“AIF”), and AFT and AIF Announce Adjournment of Special Meetings of Stockholders to Allow for Additional Time for Stockholders to Vote “FOR” the Merger Proposals

Stockholders of AFT and AIF Who Have Voted Thus Far Have Strongly Supported the Merger Proposals

Both Leading Independent Proxy Advisors, Institutional Shareholder Services (“ISS”) and Glass Lewis & CO (“Glass Lewis”), Recommend AFT and AIF Stockholders Vote “FOR” the Merger Proposals

New York, NY — May 28, 2024 — MidCap Financial Investment Corporation (NASDAQ: MFIC) today announced that it has received stockholder approval of the proposal related to the previously announced proposed mergers with Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) and Apollo Tactical Income Fund Inc. (NYSE: AIF).

AFT announced today the adjournment of its Special Meeting of Stockholders (the “AFT Special Meeting”), convened on May 28, 2024, to provide stockholders with additional time to vote on the proposed merger of AFT with and into MFIC (the “AFT Merger Proposal”). The AFT Special Meeting will be reconvened on June 21, 2024 at 10:30 a.m. Eastern Time and will take place via live audio webcast at www.virtualshareholdermeeting.com/AFT2024SM. At the time the AFT Special Meeting was adjourned, stockholders representing approximately 47.08% of AFT’s common shares outstanding and entitled to vote had submitted proxies or votes in favor of the AFT Merger Proposal. Under AFT’s organizational documents, the AFT Merger Proposal requires support from a majority of common shares outstanding. Therefore, an additional 2.92% of AFT’s outstanding shares are needed to vote “FOR” the AFT Merger Proposal in order to achieve the necessary threshold. The Board of Directors of AFT unanimously recommends that stockholders vote “FOR” the AFT Merger Proposal.

AIF announced today the adjournment of its Special Meeting of Stockholders (the “AIF Special Meeting”), convened on May 28, 2024, to provide stockholders with additional time to vote on the proposed merger of AIF with and into MFIC (the “AIF Merger Proposal”). The AIF Special Meeting will be reconvened on June 21, 2024 at 11:00 a.m. Eastern Time and will take place via live audio webcast at www.virtualshareholdermeeting.com/AIF2024SM. At the time the AIF Special Meeting was adjourned, stockholders representing approximately 46.02% of AFT’s common shares outstanding and entitled to vote had submitted proxies or votes in favor of the AIF Merger Proposal. Under AIF’s organizational documents, the AIF Merger Proposal requires support from a majority of common shares outstanding. Therefore, an additional 3.98% of AIF’s outstanding shares are needed to vote “FOR” the AIF Merger Proposal in order to achieve the necessary threshold. The Board of Directors of AIF unanimously recommends that stockholders vote “FOR” the AIF Merger Proposal.

In addition, AFT and AIF are pleased to announce that ISS and Glass Lewis have recommended that stockholders vote “FOR” the AFT Merger Proposal and the AIF Merger Proposal, respectively.

The record date for determining stockholders entitled to vote at the AFT Special Meeting and the AIF Special Meeting will remain the close of business on March 28, 2024. Stockholders as of the record date can vote, even if they have subsequently sold their shares. Stockholders who have already voted do not need to recast their votes. Proxies previously submitted will be voted at the reconvened meetings unless properly revoked.

During the adjournment period, AFT and AIF and their independent proxy solicitor, Broadridge Financial Solutions (“Broadridge”), will continue to solicit votes from stockholders. AFT and AIF encourage any stockholder that has not yet voted to contact their broker, bank or Broadridge at 1-855-200-8397. The Boards of Directors of AFT and AIF respectively request stockholders vote their proxies as soon as possible to ensure that the Special Meetings can occur without further delay. Voting today will help us reduce the risk of an additional meeting adjournment and the incurrence of additional solicitation costs.

About MidCap Financial Investment Corporation

MidCap Financial Investment Corporation (NASDAQ: MFIC) is a closed-end, externally managed, diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). For tax purposes, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company is externally managed by Apollo Investment Management, L.P. (the “MFIC Adviser”), an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (“Apollo”), a high-growth global alternative asset manager. The Company’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. The Company primarily invests in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which the Company generally defines as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, the Company may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies. For more information, please visit www.midcapfinancialic.com.

About Apollo Senior Floating Rate Fund Inc.

Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) is registered under the 1940 Act as a diversified closed-end management investment company. AFT’s investment objective is to seek current income and preservation of capital by investing primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. Senior loans typically hold a first lien priority and pay floating rates of interest, generally quoted as a spread over a reference floating rate benchmark. Under normal market conditions, AFT invests at least 80% of its managed assets (which includes leverage) in floating rate senior loans and investments with similar economic characteristics. Apollo Credit Management, LLC, an affiliate of Apollo, serves as AFT’s investment adviser. For tax purposes, AFT has elected to be treated as a RIC under the Code. For more information, please visit www.apollofunds.com/apollo-senior-floating-rate-fund.

About Apollo Tactical Income Fund Inc.

Apollo Tactical Income Fund Inc. (NYSE: AIF) is registered under the 1940 Act as a diversified closed-end management investment company. AIF’s primary investment objective is to seek current income with a secondary objective of preservation of capital by investing in a portfolio of senior loans, corporate bonds and other credit instruments of varying maturities. AIF seeks to generate current income and preservation of capital primarily by allocating assets among different types of credit instruments based on absolute and relative value considerations. Under normal market conditions, AIF invests at least 80% of its managed assets (which includes leverage) in credit instruments and investments with similar economic characteristics. Apollo Credit Management, LLC, an affiliate of Apollo, serves as AIF’s investment adviser. For tax purposes, AIF has elected to be treated as a RIC under the Code. For more information, please visit www.apollofunds.com/apollo-tactical-income-fund.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MFIC, AFT and AIF, and distribution projections; business prospects of MFIC, AFT and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate one or both of the Mergers contemplated by the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto and the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of the stockholders of MFIC, AFT and AIF voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of one or both merger agreements; (x) the future operating results and net investment income projections of MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company; (xi) the ability of MFIC Adviser to implement MFIC Adviser’s future plans with respect to the combined company; (xii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT and AIF have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT, and/or AIF in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT and AIF or in any fund or other investment vehicle managed by Apollo or any of its affiliates.

Additional Information and Where to Find It

This press release relates to the proposed Mergers and certain related matters (the “Proposals”). In connection with the Proposals, MFIC, AFT, and AIF filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC filed with the SEC a registration statement that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement each contains important information about MFIC, AFT and AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AFT, AND AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT, AND AIF AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2024. AFT, AIF, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2024 Annual Meeting of Stockholders, which was filed with the SEC on May 8, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT, and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

Contact

Broadridge Financial Solutions

Proxy Solicitor for MFIC, AFT and AIF

1-855-200-8397

Elizabeth Besen

Investor Relations Manager for MFIC, AFT and AIF

212.822.0625

ebesen@apollo.com